Exhibit 10.10

Certain identified information in this exhibit has been excluded because the information is (i) not material and (ii) would be competitively harmful if publicly disclosed. Such excluded information is designated by [**].

Master Retailer Agreement

This Master Retailer Agreement (this “Agreement”) is made effective as of September 18, 2018 (the “Effective Date”), by and between Purple Innovation, LLC, a Delaware limited liability company (“Vendor”), and Mattress Firm, Inc., a Delaware corporation (“Mattress Firm” and, together with its operating subsidiaries, “Retailer”).

Recitals

Whereas, Retailer is engaged in the retail sale of mattresses, foundations, sheets, pillows, bedding, hot tubs, massage chairs and sleep-related products through physical store locations, online, and at “pop-up” locations, including state fairs, trade shows, car shows, home shows and other events or expositions (collectively, “Events”) and online (collectively, the “Business”); and

Whereas, Retailer desires to sell and offer for sale one or more of Vendor’s products (collectively, the “Products”) in the operation of the Business.

Agreement

Now, therefore, in consideration of the mutual covenants and promises of the parties set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Authorized Retailer. Subject to the terms and conditions of this Agreement, Vendor hereby appoints Retailer, and Mattress Firm hereby accepts such appointment for itself and on behalf of its operating subsidiaries, as a non-exclusive (except as set forth herein) authorized retailer of the Products for the term of this Agreement. From time to time during the term of this Agreement, Vendor may agree to establish certain business development programs available to authorized retailers on an annual basis, including Retailer (each, a “Merchandising Program”). Vendor anticipates that these programs may be available in the future, although the terms of such programs may change over time in form and scope, or be eliminated depending on internal and external factors; provided that no changes may be made to an existing Merchandising Program unless Retailer consents to such changes in writing. Participation in any such program is subject to Retailer’s compliance with the terms and conditions of this Agreement and the terms of any such Merchandising Program.

2.	Products.

a.	During the term of this Agreement, Retailer may sell or offer for sale the Products at one or more physical store locations operated by Retailer, one or more Events in which Retailer participates or one or more websites/webpages operated by or on behalf of Retailer. Retailer has no obligation to sell or offer for sale any specified amount of the Products, except as expressly set forth herein.

b.	Retailer and Vendor shall mutually agree upon the Products available for sale through Retailer from time to time hereunder. Retailer shall have the right to reject for any reason any Product line proposed to be offered; provided, that if any such Product line includes an Exclusive Product (defined below), such exclusivity shall automatically terminate upon Retailer’s rejection of such Product line.

c.	Vendor reserves the right to: (i) change the design of or modify any Product; (ii) discontinue any Product; and (iii) add new and additional products to Retailer’s product lines, which products shall constitute Products for purposes of this Agreement. Notwithstanding the foregoing, without 60 days’ prior written notice to Retailer, Vendor shall not modify any Product, including its contents, if such modification would render false or inaccurate any product description of such Product provided to Retailer or any of Retailer’s consumers. Further, Vendor will not discontinue or change any Product unless Vendor has provided Retailer with, in the case of Products offered only online, at least 30 days’ prior written notice, and in the case of all other Products, at least 90 days’ prior written notice. Each notice required by this Section 2.d, will include sufficient information regarding the change or discontinuance so as to give Retailer a reasonable opportunity to update its website(s), promotional materials and/or advertising regarding the subject Products.

3.	Exclusive Mattresses

a.	Vendor’s Purple.3 and Purple.4 mattress models (the “Existing Exclusive Mattresses”) and two additional mattress models per Section 3.b below (the “Developed Exclusive Mattresses” and, together with the Existing Exclusive Mattresses, the “Exclusive Mattresses”) will be exclusive to Retailer as set forth in this Section 3. In the United States during the term of this Agreement, Vendor shall not sell, directly or indirectly, the Exclusive Mattresses in physical brick and mortar retail stores or online retail stores, unless, in the case of Existing Exclusive Mattresses only (i) Vendor is the seller in such store (as described below) or (ii) such stores, whether online or brick and mortar, are not Specialty Mattress Stores, provided that Vendor shall not indirectly sell Existing Exclusive Mattresses through more than ten non-Specialty Mattress Stores with National Store Coverage or 50 additional non-Specialty Mattress Stores with less than National Coverage; provided, however, such non-Specialty Mattress Stores with less than National Coverage shall not be unreasonably concentrated in any market where Retailer sells or offers for sale Vendor’s Products at Retailer’s physical store locations. “National Store Coverage” means having a physical brick and mortar presence in at least 30 states. “Specialty Mattress Stores” means those retailers whose primary offering is mattresses. For the avoidance of doubt, Vendor may sell (x) all Exclusive Mattresses, other than the Developed Exclusive Mattresses, (A) through its brick and mortar stores, its online website store, Amazon.com, and other internet sites and (B) to up to ten non-Specialty Mattress Stores with National Store Coverage, and, so long as not unreasonably concentrated in any Retailer market, up to 50 additional non-Specialty Mattress Stores with less than National Store Coverage, and (y) all other Products that are not Exclusive Mattresses through any physical brick and mortar retail stores and/or online retail stores, regardless of whether such stores are Specialty Mattress Stores.

b.	Vendor shall develop two new mattress models in collaboration with Retailer that include mutually agreeable features and price points and Vendor shall provide Retailer the opportunity to designate such models as Exclusive Mattresses (the “New Models”). Upon development, Vendor shall demonstrate a prototype to Retailer, and Retailer shall have fifteen (15) business days to choose to accept or reject designating the New Model as an Exclusive Product. If Retailer chooses to designate the New Model as an Exclusive Product, Vendor will then continue to develop the product to production-ready. Should Retailer choose not to designate such New Model as an Exclusive Product, that New Model will become non-exclusive and available to Vendor to sell through other physical brick and mortar retail and/or online retail stores unless additional features are added to the New Model or the specifications are materially changed in which case the updated New Model shall be resubmitted to Retailer for consideration as an Exclusive Product. No New Model will be substantially comparable to the Purple.3 or Purple.4 mattress models unless expressly agreed by Retailer.

c.	Regardless of whether the New Model is designated as an Exclusive Product, Vendor will retain ownership of all intellectual property with respect to the New Model and Vendor branded marketing materials related to the New Model, including, without limitation, the New Model’s design and all improvements or modifications thereto.

d.	Retailer may elect to remove any model of mattress from the designation of Exclusive Product for a new model developed by mutual agreement of the parties.

e.	For the avoidance of doubt, at any time there will be no more than four of Vendor’s mattress models designated as Exclusive Mattresses, however there will be no limit on the number of non-exclusive models that may be sold by Retailer.

f.	Exclusivity, as used in this Agreement for the Exclusive Mattresses and any New Models that Vendor may develop that is designated by Retailer as Developed Exclusive Mattresses, is contingent upon certain conditions that may be set forth in the Merchandising Program from time to time.

g.	In the event that the conditions required to maintain exclusivity are not met by Retailer and continue to be unsatisfied 30 days after written notice from Vendor, then the Exclusivity set forth in this Section 3 shall automatically terminate and Vendor shall be free to offer or sell the Exclusive Mattresses to third parties without limitation.

4.	Compliance with Laws

a.	Vendor will comply with all applicable laws, rules, orders, treaties, and regulations related to the production, manufacture, sale, use, import and export of all Products, to the extent not inconsistent with United States law.

b.	Vendor will assure that all Products are labeled in accordance with California Proposition 65, if applicable.

c.	Vendor will comply with all applicable environmental laws and health and human safety laws, including without limitation, all laws prohibiting child labor, human trafficking, and slavery.

5.	Pricing.

a.	Retailer shall purchase the Products from Vendor at the prices set by Vendor and agreed to by Retailer from time to time (the “Prices”). Such Prices may be increased following 90 days’ prior written notice to Retailer from Vendor. These price increases may cover increases in raw material, delivery or labor costs, but shall not have a disproportionate effect on the prices paid by Retailer for the Products as compared to any other competing retailer. Further, if Vendor offers a better price to a third party for similar quantities of identical Products, the price of the Products will be adjusted to the price offered to such third party. Such price adjustment will not apply retroactively, and Retailer shall only be entitled to such lower price on future purchases of such Products.

b.	Vendor will set the advertised retail price for all the Products, including any discounts, after considering in good faith input from Retailer regarding mattress pricing. Vendor and Retailer may sell the Products through their respective agreed channels, in parity with the advertised prices set by Vendor. Advertised prices for all Products shall be universally applicable to all retailers of the Products.

c.	If a Product does not meet sales performance expectations as reasonably determined by Retailer and Vendor, Vendor may authorize commercially reasonable markdown strategies that will ensure that the parties share equally in the costs of liquidating the poor performing inventory. If inventory or floor samples of such Product remain on hand more than 30 days after the implementation of a negotiated markdown strategy, excess inventory of new, unopened, undamaged Products and related floor samples will be sold back to Vendor at Retailer’s price and 50% of the shipping cost to return the Products to Vendor. If Purple fails to pay such amounts to MFI within 45 days after re-delivery of the Products, MFI may offset payments owed by MFI to Purple by such amounts.

6.	Order Processing.

a.	As needed from time to time, Retailer shall order Products from Vendor by either delivering written notice to Vendor or submitting an order to Vendor by means of electronic data interchange (EDI) communication (such notice or submission is referred to as a “Product Order”).

b.	Each Product Order shall specify (i) the type and quantity of Products ordered, (ii) the location(s) to which such Products shall be delivered and (iii) the date(s) of delivery of such Products.

c.	Vendor must, within one business day or less of Retailer’s transmission of the Order, send a Product Order Acknowledgement detailing what, if any, changes are needed via EDI or, if EDI is not available, by written acceptance within two business days. If Vendor fails to expressly accept or reject a Product Order, it shall be deemed accepted.

d.	Unless otherwise specified by Retailer, Vendor must abide by all instructions for order processing communications as defined by the EDI Compliance Document attached hereto as Exhibit A.

e.	Vendor will adequately package all Products and comply with all packaging requirements of Retailer and applicable law.

f.	Retailer will provide Vendor with a weekly sell-through report of Products, aggregated by distribution center. Collaboratively, the parties will develop a forecast for all distribution centers.

7.	Product Delivery and Shipping Costs.

a.	Vendor shall deliver Products as directed in the Product Order and shall be responsible for arranging shipment of such Products unless otherwise requested by Retailer. Risk and title (except as stated elsewhere in this Agreement) of Products shall pass to Retailer CPT (carriage paid to) at Retailer’s warehouse or, if applicable, to Retailer’s carrier FCA (free carrier) to such carrier’s delivery location.

b.	Notwithstanding Section 7.a above, if any Product will be delivered directly to Retailer’s customer (“drop ship”), Vendor must arrange for shipment of such Product in accordance with the Mattress Firm Drop Ship Requirements attached hereto as Exhibit B, subject to Section 15.d of this Agreement. Pursuant to the Mattress Firm Drop Ship Requirements, Vendor shall ship on Retailer’s shipping accounts at Retailer’s cost. For purposes of drop ship deliveries, risk and title (except as stated elsewhere in this Agreement) of Products shall pass to Retailer carrier FCA (free carrier) to such carrier’s delivery location; provided that liability for concealed damage and/or damage occurring in-transit as a result of insufficient or improper packaging will remain with Vendor. If Vendor ships on Retailer’s shipping accounts, Vendor shall direct any customer seeking delivery information to Retailer’s Inside Sales Department at 866-805-0120 or, if applicable, to Amazon directly.

c.	Time is of the essence with respect to Vendor’s shipment of the Products. Unless otherwise specified in the Product Order, Vendor shall ship Products within a timeframe reasonably anticipated to meet the delivery dates set forth in the Product Order. If the Product Order does not designate a delivery date, Vendor shall ship Products within three business days of the Product Order placement unless otherwise agreed to by Retailer in writing. Beginning on October 1, 2018, if Vendor fails to ship at least 98% of the Products within the required timeframe, then for each Product not timely shipped, the price paid by Retailer for each such Product shall be multiplied by 1.5 for purposes of calculating the Volume Rebate (defined below) related to such Product, provided that such late penalty shall not be applicable in situations involving force majeure pursuant to Section 32. For the avoidance of doubt, if less than 100% of the items listed in a Product Order are delivered timely, those items that are not timely delivered will be subject to the late penalty specified in the preceding sentence.

d.	If Vendor fails, at any time, to maintain a timely shipment rate of 96% or higher with respect to drop ship Products ordered, Retailer may, in its sole discretion, immediately suspend and refrain from offering the Products for sale for a period of 60 days. Furthermore, if Vendor fails again, to timely ship Products, Retailer may, in its sole discretion, immediately suspend and refrain from offering such Products for the remainder of the term of the Agreement. Retailer shall give Vendor a 30-day cure period following written notice but need not give more than two cure opportunities per calendar year.

e.	The shipping costs incurred as a result of Vendor’s shipments to Retailer will be borne by Vendor; and the shipping and delivery costs incurred as a result of Retailer’s shipping to customers will be borne by Retailer, provided that the parties will cooperate in good faith to maximize efficiency of freight costs.

8.	Payment Terms. Vendor shall invoice Retailer within five business days after shipment of Products purchased by Retailer. Retailer shall pay the amount set forth on such invoice, in US Dollars, unless disputed in good faith, within 45 days after receipt of goods. The parties acknowledge that the payment terms are “net 45 days”. Either party may deduct any amount owed by the other party to such party as a setoff against any amount due or credit owed to the other party under this Agreement.

9.	Term; Termination.

a.	This Agreement will commence on the Effective Date and continue until terminated as provided herein. The termination or expiration of a Merchandising Program shall not have the effect of terminating this Agreement.

b.	Either party may terminate this Agreement at any time upon 90 days’ written notice to the other party (the “Notice Period”). Additionally, either party may terminate this Agreement immediately upon written notice in the event of a material breach (including but not limited to any uncured payment default) by the other party, if such other party has failed to cure such breach or default within 15 days of written notice thereof. Sections 7, 8, 9, 12, 14, 15, 17.c, 17.d, 19, 20, 21 and 23-36 shall survive the termination of this Agreement.

c.	All rebates, subsidies, and credits set forth herein in effect on the date of termination (collectively, the “Subsidies”) shall continue to accrue on all Products sold by, or, in the case of return credits, returned to, Retailer during the Notice Period.

d.	During the Notice Period, Vendor shall continue to timely ship and deliver all Products ordered in accordance with Section 6 and Section 7 of this Agreement and Retailer shall pay for all such Products in accordance with Section 8 of this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, Vendor shall not be required to ship or deliver any Products to Retailer during any period in which Retailer is in material breach of this Agreement (including but not limited to any payment default, unless such payment is disputed in good faith) after giving effect to all applicable notice and cure periods; provided, further, that if Vendor elects to ship or deliver Products during such periods of material default it shall hold title to such Products at all times, and title shall not pass to Retailer until Retailer has paid for such Products in full unless such payment or portion thereof is disputed in good faith.

e.	Following the effective date of termination (the “Termination Date”):

i.	Vendor shall remit to Retailer the balance of any merchandise credit memorandum in immediately available funds within 30 days of the effective date of termination; provided, however, that any such merchandise credit shall be offset by any unpaid amounts owed by Retailer to Vendor under this Agreement except to the extent disputed in good faith;

ii.	Vendor shall remit to Retailer all accrued but unpaid Subsidies; provided, however, that any such unpaid Subsidies shall be offset by any unpaid amounts owed by Retailer to Vendor under this Agreement except to the extent disputed in good faith;

iii.	Unless otherwise agreed in writing by the parties, during any post-termination run-out period, Retailer will be entitled to continue to market and sell any Products then in inventory, as well as to honor any non-cancellable open customer orders. At Retailer’s request within 15 days of the Termination Date, Vendor shall repurchase all new, unopened, undamaged Products (including outlet products) then held by Retailer and related floor samples at Retailer’s cost for such Products, and each party shall pay 50% of the shipping for the return of such Products to Vendor;

iv.	Retailer shall promptly cease and desist use of all Vendor intellectual property and shall cease and desist holding itself out in any way as an authorized retailer of the Products, provided that, unless Vendor repurchases Retailer’s inventory of the Products (including floor samples and outlet products) and picks up all returned Products (including Products returned after the effective date of termination), Retailer shall have the right to market and sell all such Products in its possession, including at physical store locations, Events and online, and use Vendor’s intellectual property in connection therewith; and

v.	Vendor shall be solely responsible for, and shall directly handle, all customer warranty claims (excluding comfort exchanges) initiated after or in process on the effective date of termination.

vi.	Unless Vendor elects to retrieve the Purple Gallery displays by delivering written notice of such election prior to the Termination Date (or, in the event of termination due to a breach, on the Termination Date), then concurrently with the termination of this Agreement, Retailer shall dismantle and dispose of all Purple Gallery displays. If Retailer timely receives Vendor’s election notice, then Retailer shall use reasonable care in dismantling the Purple Gallery displays and will make such displays available to Vendor at Retailer’s warehouse locations. If Vendor fails to retrieve such Purple Gallery displays within 30 days after the Termination Date, such displays shall be deemed abandoned and Retailer shall dispose of such displays promptly.

10.	Advertising.

a.	In order to assist Retailer in the funding of advertising and marketing expenses related to the promotion of the Products, at the end of each calendar month, Vendor will accrue for co-operative advertising funds into internally held accounts a mutually agreed aggregate amount (the “Co-Op Funds”) of Retailer’s Net Purchases during such calendar month. “Net Purchases” shall mean an amount equal to (i) Retailer’s (including purchases by Retailer’s franchisees and Retailer’s purchases for its brick and mortar stores, websites and Events) gross purchases of all Products paid in full, less (ii) any discounted portion of payments, returns and penalties. Net Purchases do not include Retailer’s purchase of floor models for purposes of this Section 10. At Retailer’s request, Vendor will provide supporting detail of the Retailer’s monthly Net Purchases of Products on which co-operative advertising funds are accrued.

b.	Vendor may use the Co-Op Funds to pay for customary point of purchase advertising displays or exterior signage at Retailer’s stores, participation in Retailer managed advertising, contest prizes, marketing for Retailer events and expositions, or other pop up marketing collaborations with Retailer, at Vendor’s reasonable discretion. All Co-Op Funds must be applied to marketing efforts that directly benefit Retailer. Co-Op Funds may not be used to pay for the development, production, transport or installation of Purple Galleries, marketing brochures, demonstration samples or the cost of any gift with purchase promotion. Vendor or Retailer may use the Co-Op Funds to promote the sale of Vendor’s Products at Retailer’s stores. Retailer shall comply with Vendor’s branding guidelines communicated by Vendor to Retailer. For any Retailer managed advertising funded in whole or in part by Co-Op Funds, Retailer shall provide Vendor with samples of the advertising and, promptly following receipt thereof, Vendor shall reimburse Retailer for the cost of such advertising out of available Co-Op Funds if such advertising is in compliance with Vendor’s branding guidelines that have been communicated to Retailer.

c.	Vendor will be responsible for the costs of developing and producing point of purchase marketing materials, including “Purple Gallery” fixtures, top of bed displays, marketing brochures and demonstration samples, irrespective of the availability of Co-Op Funds. The Purple Galleries shall be owned by Vendor. Vendor shall fulfill, at its sole cost, all gift with purchase promotions. All other marketing materials will be developed and produced independently by Vendor and Retailer, at their own cost, subject to review by the other as desired when mentioning the other in the marketing materials.

d.	Vendor shall pay for the replacement or repair of any damaged in-store Purple Gallery fixtures that have been in place longer than 18 months.

e.	Vendor will use best efforts to drive customers to Retailer’s retail stores through its marketing campaigns. In furtherance of the foregoing, Vendor will mention Retailer prominently on its website to those customers identified as living within areas in which Retailer is selling the Products in its physical brick and mortar retail stores, to drive foot traffic to those retail stores. Marketing campaigns and advertising assets developed about the Exclusive Mattresses may emphasize their availability at Retailer stores and their effectiveness will determine the prominence of these ads and campaigns over other traffic-driving campaigns.

f.	The Co-Op Funds are owned solely by Vendor. Retailer shall have no right to use or otherwise acquire such funds, except for purposes of promoting the sale of Vendor’s Products by Retailer in compliance with Vendor’s branding guidelines. Vendor has no obligation to use any Co-Op Funds if (i) Retailer is not currently selling or offering for sale the Products at any of Retailer’s physical store locations; (ii) Retailer is in default of its payment obligations hereunder (after giving effect to all applicable notice and cure periods, and such payment is not disputed in good faith), (iii) Retailer is otherwise in material breach of this Agreement (after giving effect to all applicable notice and cure periods) or (iv) a notice of termination has been given by either party.

11.	Product Displays.

a.	Retailer may purchase Products to be used as floor samples at a 50% discount off of the Prices set for such Products by Vendor (the “Discounted Prices”). All replacement Products ordered for use as floor samples shall also be purchased at such Discounted Prices; provided that Retailer may not replace any such floor sample more than once during a calendar year at the Discounted Price. Notwithstanding the foregoing, Vendor may from time to time determine that the floor samples on Retailer’s retail floors should be changed more frequently, in which case the Discounted Prices will apply to such additional replacement samples. Retailer shall specify in the Product Order for such Products that such Products will be used as floor samples.

b.	Retailer may purchase Vendor’s powerbases through January 31, 2019, at which time the parties will negotiate in good faith with respect to alternative product. In the event the parties are unable to come to an agreement with respect to such alternative product within 60 days following January 31, 2019, Retailer shall have the option to use non-Vendor powerbases in the display of Products.

c.	All Products will be displayed together in each retail store in which Retailer displays Products in a “Purple Gallery” branded by Vendor and designed as mutually agreed by the parties. For the avoidance of doubt, non-mattress products will be displayed with mattress products as a full comfort solution, inclusive of one or more of the following: Pillows, Cushions, Sheets, Mattress Protectors, PowerBases and Platform Bases. Retailer shall direct its associates to not merchandise non-Vendor products in the Purple Gallery without Vendor’s consent (which consent shall be in Vendor’s sole discretion). The Purple Gallery display area will showcase, as for the Products, at least two bed floor models on a Vendor PowerBase or a Vendor Platform, two Vendor pillows for each mattress, one set of mattress protectors and sheets, and one seat cushion; and as for other items, demonstration tools such as cushion stools, mattress buns, buckling-column demonstrators and squishy Vendor giveaways. Retailer will have final approval rights on design to ensure configuration will accommodate store design, size and layout.

d.	Purple Gallery fixtures will be owned by Vendor and all related costs will be borne by Vendor. To the extent that Retailer pays for any additional store fixtures or display items, such fixtures and items shall be owned by Retailer.

e.	Sales tools or demonstration samples (ex: mattress buns) will be provided by Vendor and costs will be borne by Vendor.

f.	The number of Vendor mattresses displayed in stores will be determined by the size of the stores and the bed slots that can be accommodated, provided, however, that at least 70% of Retailer stores that sell Products must have four Purple bed displays. As Vendor will be encouraging customers to visit and buy Products from Retailer, including non-mattress products, it is anticipated that in-store inventory for “cash and carry” customers will be beneficial. Retailer will carry an appropriate amount, as determined in Retailer’s reasonable discretion, of Vendor non-mattress product inventory in certain stores to meet customer demands.

12.	Volume Rebate Funds. Vendor will accrue and award volume rebate funds (the “Volume Rebate”) to Retailer on an annual basis during the term of this Agreement as may be agreed from time to time in a Merchandising Program. The Volume Rebates will be calculated and paid in the form of a merchandise credit memorandum within 45 days after the end of each calendar year; provided however that any such merchandise credit shall be offset by any unpaid amounts owed by Retailer to Vendor under this Agreement except to the extent disputed in good faith. For the avoidance of doubt, the term “Net Purchases” shall include purchases of floor samples for purposes of this Section 12.

13.	Franchise Introductions. Retailer may make introductions between Vendor and Retailer’s franchisees (the “Franchisees”). Any purchases made by such Franchisees shall be included in the Volume Rebate calculation for the benefit of Retailer; provided, however, that Vendor will not be obligated to supply to such Franchisees, and any such relationship would be subject to creditworthiness or other requirements in the sole discretion of Vendor and may include different payment terms. Vendor reserves the right not to do business with any Franchisee for any reason.

14.	Warranty.

a.	Vendor warrants to Retailer that each Product: (i) is of good quality, (ii) meets all applicable Product specifications, and (iii) is free from defects in workmanship or material per Vendor’s published standard product warranty. This warranty is in addition to any standard product warranty offered by Vendor to its customers. Purple’s warranties, as published on its website, will apply to the Products, and be the sole responsibility of Purple.

b.	Subject to Section 14.a, warranty claims on mattress Products and returns on Products sold by Retailer will be handled through Retailer’s customer service. Warranty claims on non-mattress Products sold by Retailer shall be handled by Vendor’s customer service departments. Vendor will be available to Retailer to answer any questions and assist as reasonably necessary to comply with warranty and return obligations. Retailer will be available to Vendor to answer any questions and assist as reasonably necessary to allow Vendor to respond to inquiries from Retailer’s customers.

15.	Returns.

a.	Vendor shall provide a credit to Retailer (the “Return Credit”) for mattresses returned by customers, which shall be set forth in the Merchandising Program.

b.	The Return Credit shall be the limit of Vendor’s responsibility for defective or returned Products except as set forth in Section 15.c. Retailer shall be responsible for either issuing a refund to the customer or making a Product replacement otherwise agreed upon by Retailer and such customer. Except as set forth in Section 15.c, Vendor is not required to pick up or take back any defective or returned Products.

c.	Retailer has the right to reject defective Products or misdeliveries (including floor samples) at the point of receipt, and such returns will not count toward the Return Credit and will be taken back by Vendor, at Vendor’s expense. In the event that Retailer reasonably determines Products are not built to specifications (including component quality and specifications) or fail to conform to Vendor’s published warranty, Retailer shall notify Vendor in writing of such defects or failures. Following such written notice, Vendor shall take back, at Vendor’s expense, all defective or non-conforming Products that remain in Retailer’s inventory, and such returns will not count toward the Return Credit. Serial failures and recalls (including for odor or yellowing) will be excluded from the Return Credit, irrespective of whether Retailer rejected such Products at delivery, and accepted for return by Vendor, at Vendor’s expense. In the case of Products rejected at the point of receipt or returned in connection with serial failures or recalls, Retailer shall receive a merchandise credit memorandum in an amount equal to 100% of the Price paid by Retailer for such returned Products. Vendor shall have the right to verify the defect or failure before taking back such Products and issuing a merchandise credit; provided that if Vendor fails to inspect the Products within 30 days of notification from Retailer of a defect or non-conformity, Vendor will be deemed to have waived its verification right and shall take back the applicable Product(s) irrespective of any subsequent inspection results.

d.	All drop ship Products shall identify the return address for shipping labels as “Mattress Firm, Inc. c/o [Vendor’s address]”. Vendor shall process a refund for all returned drop ship Products following evidence from Retailer or customer that such drop ship Product has been return shipped. Vendor shall bear the risk of loss of any returned drop ship Products in transit.

16.	Brand Standards; Minimum Advertised Price.

a.	During the term of this Agreement, Retailer agrees to comply with any reasonable marketing or online advertisement requirements as well as any brand standards or other requirements or criteria relating to the display, marketing or sale techniques regarding the Products, in each case, established by Vendor and applicable to and followed by all authorized retailers of the Products, including Vendor.

b.	Retailer will keep all displayed floor samples well-maintained and clean.

c.	Retailer will use the most current displays and point-of-sale materials provided or approved by Vendor, if required by applicable marketing standards.

d.	Retailer acknowledges that Vendor has a Minimum Advertised Price (“MAP”) Policy in place, and Vendor shall provide Retailer with a current copy of such MAP Policy.

17.	Product Details; Trademark License.

a.	For each Product, Vendor shall provide to Retailer a full description of the features and benefits of each such Product, a complete list of such Product’s specifications and a picture for display of such Product. If none are available, Vendor shall supply Retailer with funding to cover the costs of a photo shoot to capture necessary imagery for Retailer’s advertising assets (i.e. website, print, in-store, digital, etc.). Retailer may incorporate such descriptions and pictures on the website(s) in connection with each Product offered online and, as applicable, into any print advertisement.

b.	Vendor may, from time to time, reasonably request changes or revisions to a website or any pages of a website that is controlled by Retailer and which references, depicts or describes the Products or Retailer’s relationship to Vendor, which requested changes or revisions shall be considered by Retailer in good faith and, unless unreasonable, incorporated promptly in the applicable website.

c.	Vendor hereby grants to Retailer a worldwide, non-exclusive, royalty-free license to use such descriptions and pictures, and Vendor’s trademarks, trade names, images and other Vendor-provided promotional materials in connection with the sale and promotion of Products during the term of this Agreement and for purposes of the sale and promotion of any Products by Retailer pursuant to Section 9.e.iii, Section 9.e.iv and otherwise pursuant to the terms of this Agreement.

d.	Vendor will retain ownership of all intellectual property and Vendor branded marketing materials related to the Products, including, without limitation, the Products’ designs and all improvements to or modifications thereof, in each case developed through the parties’ collaboration. Vendor will have the right to make all decisions with respect to the registration of such a Product design with the U.S. Patent and Trademark Office, the U.S. Copyright Office or similar authorities. Retailer agrees to assign, and hereby does assign, to Vendor all of Retailer’s rights in and to any improvements or modifications to the Products, as more fully set forth in the parties’ May 26, 2017 Joint Development and Confidentiality Agreement incorporated herein by reference (the “Joint Development Agreement”).

18.	Training; Reporting Obligations.

a.	Vendor shall provide Product training to Retailer’s sales associates from time to time, as reasonably requested by Retailer.

b.	Vendor will provide Retailer, on a weekly basis, a report detailing the Product Orders received and shipped, as well as the shipment date and any shipment delays, Product returns, current levels of Product inventory, and a list of any Products reasonably expected to be out of stock for that week (for drop ship Products) or within the next 90 days (for non-drop ship Products). Any such report provided through EDI communication shall satisfy this requirement.

c.	Vendor will designate an employee to be Retailer’s primary point of contact for the business relationship contemplated by this Agreement. Vendor will respond to all written (e-mail transmissions acceptable) inquiries of Retailer within one business day of receipt.

19.	Limitation of Liability. Except for claims arising out of willful misconduct, breach of Section 27 (Confidentiality), or third-party indemnification obligations under Section 20 (Indemnification), in no event will either party be liable to the other for any special, punitive, exemplary, reliance or consequential damages, however caused, whether for breach of contract, tort or otherwise, and whether or not advised of the possibility of such damages.

20.	Indemnification.

a.	Vendor shall indemnify, defend and hold harmless Retailer, its affiliates, successors and permitted assigns, and its and their officers, directors, shareholders, members, partners and employees (each, a “Retailer Indemnified Party”) from and against any and all claims, actions, proceedings, judgments and other liabilities and expenses (including reasonable attorneys’ fees and costs) of any nature arising out of or relating to:

i.	the authorized use by Retailer of Vendor’s intellectual property;

ii.	any allegation that any Product or marketing materials prepared by Vendor or made by Vendor’s employees infringes, misappropriates or otherwise violates the intellectual property rights of a third party or applicable law (except to the extent the alleged infringing material contains information provided by Retailer);

iii.	the use of promotional materials and other information provided by Vendor, including in training sessions;

iv.	any material breach of this Agreement by Vendor;

v.	Product liability claims, including claims of personal injury or damage to personal property arising from the use of any Product;

vi.	Product returns due to any manufacturing defect or damage, any customer claims under manufacturer warranties or any recall issued by Vendor;

vii.	any gross negligence or intentional misconduct by Vendor or its directors, officers, employees or contractors in connection with the performance of Vendor’s obligations under this Agreement;

viii.	claims under any applicable deceptive trade practices laws;

ix.	the operation of Purple’s facilities; and/or

x.	any allegation of any of the foregoing.

b.	Retailer shall indemnify, defend and hold harmless Vendor, its affiliates, successors and permitted assigns, and its and their officers, directors, shareholders, members, partners and employees (each, a “Vendor Indemnified Party”) from and against any and all claims, actions, proceedings, judgments and other liabilities and expenses (including reasonable attorneys’ fees and costs) of any nature arising out of or relating to:

i.	Retailer’s unauthorized use of Vendor’s trademarks;

ii.	any allegation that any marketing materials prepared by Retailer or made by Retailer’s employees infringes, misappropriates or otherwise violates the intellectual property rights of a third party or applicable law (except to the extent the alleged infringing material contains information provided by Vendor);

iii.	the use of promotional materials and other information provided by Retailer (except to the extent the alleged infringing material contains information provided by Vendor);

iv.	Retailer’s customer comfort exchanges (except as set forth in Section 9.e.v);

v.	any material breach of this Agreement by Retailer;

vi.	the operation of Retailer’s facilities;

vii.	any gross negligence or intentional misconduct by Retailer or its directors, officers, employees or contractors in connection with the performance of Retailer’s obligations under this Agreement; and/or

viii.	any allegation of any of the foregoing.

21.	Indemnification Procedures.

a.	If any Retailer Indemnified Party or Vendor Indemnified Party (collectively and individually, the “Indemnified Party”), as the case may be, receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any person who is not a party to this Agreement or an affiliate of a party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which either Vendor or Retailer is obligated to provide indemnification under this Agreement (each the “Indemnifying Party”), the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeit rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail and shall indicate the estimated amount, if reasonably practicable, of the loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel (provided the Indemnifying Party acknowledges in writing its indemnity obligations under this Section for such Third-Party Claim), and the Indemnified Party shall cooperate in good faith in such defense. If the Indemnifying Party assumes the defense of any Third-Party Claim, it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails promptly to notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the indemnified Party may, subject to the following, pay, compromise and defend such Third-Party Claim and seek indemnification for any and all losses based upon, arising from or relating to such Third-Party Claim. Vendor and Retailer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending Party, management employees of the non-defending Party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

b.	Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section. If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party rejects such firm offer within 15 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party rejects such firm offer and also fails to assume defense of such Third-Party Claim in writing, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party fails to affirmatively accept or reject such firm offer within the 15-day period referenced above, the Indemnified Party shall be deemed to have accepted such firm offer. If the Indemnified Party has assumed the defense pursuant to this Section, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

c.	Any claim by an Indemnified Party on account of a loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and shall indicate the estimated amount, if reasonably practicable, of the loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the applicable premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party and its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have accepted such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

22.	Insurance. Retailer will furnish annually to Vendor a certificate of insurance evidencing minimum coverage of general liability insurance with combined single limits of one million US dollars (US$1,000,000) per occurrence. Vendor will furnish annually to Retailer a certificate of insurance evidencing minimum coverage of general and product liability insurance with combined single limits of one million US dollars (US$1,000,000) per occurrence, which may include a combination of primary and excess liability insurance. Retailer will be named as an additional insured under Vendor’s liability policies on the certificate of insurance. The certificate of insurance will list the insurance company, amount of coverage, policy numbers, expiration date, and will include a clause that requires at least 30 days’ notice prior to cancellation of the policies, a waiver of subrogation, and a clause that provides that the insurance described in the certificate is primary and non-contributory with respect to any insurance Retailer may maintain. Vendor will maintain the required insurance and provide the certificates described above during the term of this Agreement. These insurance requirements do not limit Vendor’s indemnification or other liabilities under this Agreement.

23.	Executory Contract. The parties acknowledge that this Agreement is an executory contract inasmuch as they each owe continuing duties hereunder to the other before it will be fully performed, including but not limited to the duty of making payments and providing merchandise credits as set forth in this Agreement.

24.	Expenses. Except as otherwise expressly agreed herein, each party will each bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

25.	Relationship of the Parties. Vendor and Retailer are independent contractors and neither shall represent itself as having any power to bind the other or to assume or to create any obligation or responsibility, express or implied, on behalf of the other party to this agreement. Nothing contained in this Agreement shall be deemed to establish a relationship of principal and agent between Vendor and Retailer, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as constituting Vendor and Retailer as partners, or to create any other form of legal association or arrangement which would impose liability upon one party for the act or failure to act of any other party.

26.	Representations and Warranties. Each party hereby represents and warrants to the other party as follows:

a.	Such party is duly organized, validly exists and is in good standing under the laws of its jurisdiction of organization.

b.	Such party is authorized to execute and perform this Agreement.

c.	Such party has had the opportunity to retain independent counsel regarding its obligations and commitments hereunder.

d.	The performance of this Agreement by such party will not conflict with or violate any material agreement, arrangement or commitment, whether written or oral, with any third party.

27.	Confidentiality.

a.	Each party expressly agrees to (i) retain in confidence all information transmitted to such party that the disclosing party has identified as being proprietary and/or confidential or which, by the nature of the circumstances surrounding the disclosure or the content of the disclosed information, ought in good faith to be treated as proprietary and/or confidential, and (ii) use such information and/or know-how solely for the purposes set forth in this Agreement. The receiving party’s obligation hereunder shall survive termination of this Agreement. The parties acknowledge that they may be exposed to confidential information of the other party that is unrelated to the matters set forth in this Agreement, and that such information will be subject to the same protections from disclosure and misuse hereunder. Notwithstanding the foregoing, if a receiving party is required to disclose any confidential information of the other party by any court, tribunal or other governmental or regulatory authority, the receiving party may disclose such confidential information, provided that the receiving party, to the extent legally permissible, provides reasonable prior notice to the disclosing party of any such requirements and provides reasonable assistance to the disclosing party in obtaining a protective order or similar protection for such information. This Section 27 is subordinate to any conflicting provision set forth in the Joint Development Agreement.

b.	Confidential information subject to the obligations in the prior paragraph shall not include any information that: (i) is or becomes publicly available without the receiving party’s breach of any obligations owed the disclosing party; (ii) was known to the receiving party prior to the disclosing party’s disclosure of such information to the receiving party; (iii) became known to the receiving party from a source other than the disclosing party without breach of an obligation of confidentiality; or (iv) is independently developed by the receiving party, as demonstrated by the receiving parties’ records.

c.	Neither party will make a public announcement, publicly disclose or discuss with third parties the terms and conditions of this Agreement. Nothing herein prevents either party from making public announcements or disclosing in general that they have a business relationship under which Products are jointly sold by Vendor and Retailer. For the avoidance of doubt, the parties may disclose the terms and conditions of this Agreement for business purposes to their current and future employees, affiliates, advisors, attorneys, accountants, lenders, investors, vendors and suppliers who are not competitors of the other party.

28.	Notices. All notices and other communications under this Agreement must be delivered in writing and shall be deemed to have been given when (a) delivered by hand or (b) one (1) business day after deposit thereof for overnight delivery with a nationally recognized overnight delivery service (receipt requested) to the appropriate address as set forth below (or to such other address as a party may designate by notice to the other parties):

Retailer:	Mattress Firm, Inc.
10201 South Main Street
Houston, Texas 77025
Attention: Merchandising Dept.

For legal notices:

Mattress Firm, Inc.
10201 South Main Street
Houston, Texas 77025
Attention: Legal Dept.

Vendor:	Purple Innovation, LLC
123 East 200 North
Alpine, Utah 84004
Attention: Wholesale Sales Dept.

For legal notices:

Purple Innovation, LLC
123 East 200 North
Alpine, Utah 84004
Attention: Legal Dept.

29.	Governing Law; Waiver of Jury Trial. This Agreement shall be governed by the laws of the state of Delaware without giving effect to the conflicts of laws principles thereof. If Retailer commences suit against Vendor for any reason related to this Agreement, venue shall be exclusively in Houston, Texas, and Vendor consents to personal jurisdiction over it in Texas for that purpose. If Vendor commences suit against Retailer for any reason related to this Agreement, venue shall be exclusively in Salt Lake City, Utah, and Retailer consents to personal jurisdiction over it in Utah for that purpose. For purposes of this Section, declaratory judgment actions shall be deemed to be suits commenced by the party against whom the action is filed. For purposes of establishing jurisdiction in Texas and Utah, as applicable, under this Agreement, each party hereby waives, to the fullest extent permitted by applicable law, any claim that: (a) it is not personally subject to the jurisdiction of such court; (b) it is immune from any legal process with respect to it or its property; and (c) any such suit, action or proceeding is brought in an inconvenient forum. The parties expressly disclaim the application of the United Nations Convention on Contracts for the International Sale of Goods. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

30.	Third-Party Beneficiaries. The parties agree that there are no third-party beneficiaries to this Agreement other than the Vendor Indemnified Parties and Retailer Indemnified Parties.

31.	Amendment; Assignment. Except as expressly set forth herein, this Agreement may be amended or modified only by written agreement signed by both parties. Neither party may assign this Agreement without the prior written consent of the other party, except that either party may assign this Agreement to an affiliate without the other party’s prior written consent. The merger or direct change of control of either party, including pursuant to bankruptcy, shall constitute an assignment of this Agreement in violation of this Section 31.

32.	Force Majeure. Neither party shall be held responsible for any failure of performance in the event such failure was due, in whole or in part, to federal, state or municipal action, statute, ordinance or regulation, strike or other labor trouble, fire or other damage to or destruction of, in whole or in part, the Products or the manufacturing facility for the Products, the lack of or inability to obtain raw materials, labor, fuel, electrical power, water or supplies, or any other cause, act of God, contingency or circumstance not subject to the reasonable control of that party, which causes delays or hinders the manufacture or delivery of the Products, sale of the Products or reconciliation of amounts owed on the sale of the Products.

33.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ES1GN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

34.	Waiver. No waiver of any term or condition of this Agreement shall be effective or binding unless such waiver is in writing and is signed by the waiving party, nor shall this Agreement be changed, modified, discharged or terminated other than in accordance with its terms, in whole or in part, except by a writing signed by both parties. Waiver by any party of any term, provision or condition of this Agreement shall not be construed to be a waiver of any other term, provision or condition nor shall such waiver be deemed a subsequent waiver of the same term, provision or condition.

35.	Severability. The provisions of this Agreement are fully severable and the invalidity or unenforceability of any provision of this Agreement shall in no way affect the validity or enforceability of any other provision hereof.

36.	Entire Agreement. All Product Orders are subject to, and governed by, the terms and conditions of this Agreement. This Agreement, the Joint Development Agreement, the applicable Merchandising Program then in effect, if any, and all Product Orders submitted hereunder, constitutes the entire agreement between the parties with regards to the subject matter hereof and sets forth all of the representations, warranties, promises, covenants, agreements, conditions, and undertakings between the parties hereto with regards to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, with regards to the subject matter hereof. Time is of the essence with respect the performance obligations set forth in this Agreement. In the event of a conflict between this Agreement and any Merchandising Program, this Agreement shall control.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have duly executed this Agreement to be effective as of the Effective Date.

Purple Innovation, LLC		Mattress Firm, Inc.

By:	/s/ Terry V. Pearce	By:	/s/ Hendre Ackermann
Name:	Terry V. Pearce	Name:	Hendre Ackermann
Title:	CEO	Title:	COO/CFO
Date:	September 17, 2018	Date:	September 18, 2018

Signature Page to Master Retailer Agreement

Exhibit A

EDI Compliance Document

See attached

Exhibit A to Master Retailer Agreement

Mattress Firm has identified the following documents as required to drive efficiencies and value into the supply chain and supporting the needs of the end consumer.

EDI TRANSACTIONS

Supplier EDI Transactions – Ship to DC and Drop Ship

●	Purchase Order Acknowledgment (EDI 855) - Mattress Firm is requiring Trading Partners to provide commitment and status of the order with the Purchase Order Acknowledgement (POA). Purchase Order Acknowledgements are expected to be returned via EDI for every Purchase Order within two business day of PO receipt. If changes are necessary, your assigned Mattress Firm buyer will work with you outside of the electronic trading process.

●	Advance Ship Notice (EDI 856) - As confirmation of shipment, trading partners will be required to provide the ASN/Ship Notice details for all electronically created purchase orders at the time the shipment is leaving the warehouse and should reflect the purchase order and items that are in the shipment. Each ASN will represent a single shipment (Ship-To location) and expected to include all PO’s physically in a single shipment. The 856 is expected to be sent after the 855 and before shipment.

●	Branded Packing Slip - In order to support continuity of customer shipments from the Distribution Center and directly from trading partners, trading partners will be required to support a Mattress Firm Branded Packing Slip. This Packing Slip is to be included in every consumer carton. Until further notice, a generic packing slip with no product cost details is to be provided.

●	Invoice (EDI 810) - Mattress Firm is requiring trading partners to provide electronic Invoices for all electronically created Orders that have shipped to automate the 3-way match between the PO, ASN, and invoice. An invoice represents a single PO and shipment, where they are billing a single Ship-to location. The 810 is expected to be sent with or after the 856.

Mattress Firm Dropship Routing Instructions

These instructions include details for all small parcel and LTL shipments drop shipped to Mattress Firm’s customers. These requirements include the use of Mattress Firm’s shipping accounts. Refer to Dropship Routing instruction package.

GETTING STARTED

Mattress Firm has engaged SPS Commerce, a SaaS provider of supply chain solutions, to provide a complete suite of EDI services for us. All EDI data to or from Mattress Firm is processed through SPS Commerce. A uniform and consistent Interface has allowed us to rapidly engage our trading partners in communications via EDI.

To learn more on how to partner with Mattress Firm, please visit:

https://community.spscommerce.com/mattress-firm-new-vendor-onboarding/

Exhibit A to Master Retailer Agreement

Exhibit B

Mattress Firm Drop Ship Requirements

See attached

Exhibit B to Master Retailer Agreement

Drop Ship Requirements

We are pleased to announce that we have chosen FedEx© as our carrier of choice for small parcel shipments. Effective immediately, please route our small parcel shipments through FedEx using the Bill Third Party option with the following account number: [**].

Small parcel shipments are those with an aggregate weight of less than 150lbs and meet standard parcel specs (i.e., less than 130”, length + girth).

NOTE: FedEx account numbers are confidential and should only be communicated for the limited purpose of preparing FedEx shipments under these Routing Instructions. Do not post this information online or make it generally available beyond what is required for your company to follow the instructions. This account number is to be used for delivery of MFRM drop-ship Purchase Orders.

Requirements

When creating labels in FedEx Ship Manager, enter MFRM’s Purchase Order number in the ‘Original Customer Reference’ field. MFRM’s Purchase Order is 10 characters beginning with the letter P and followed by 9 digits.

Freight charges for shipments with missing, incomplete and/or incorrectly formatted purchase order numbers will be deducted from future product invoices.

When confirming the order has shipped, you must issue an EDI856 ASN with the FedEx SCAC code and FedEx tracking number for each package in the shipment.

Improperly formatted ASNs, or ASNs with incomplete/inaccurate information will result in delayed payment of your invoice. Continued violation of this requirement may result in penalties up to or including suspended sales of your product.

Upon receipt of the EDI850 Purchase Order, contact MFRM’s Logistics Department at Trans-CityMCS@MFRM.com to request shipping instructions. Provide the total number of pieces, the total weight, shipment dimensions and available pick up date.

MFRM’s Logistics Department will reply with 2 business days and provide the name of the servicing Carrier & the Shipping Bill of Lading. Also included in the response will be our Transportation Partner’s SCAC code and tracking number.

When confirming the order has shipped, you must issue an EDI856 ASN which contains the Transportation Partner’s SCAC code and tracking number.

Exhibit B to Master Retailer Agreement

FedEx Ground

FedEx Ground® shipments that weigh up to 150 lbs. per carton must be non-palletized, individually packaged and individually labeled. FedEx Ground provides pickup service upon request, for an additional charge. For regular-scheduled-pickup customers, a weekly pickup fee is assessed to the account number associated with the regular scheduled pickup. For customers who do not have a regular scheduled pickup, there is a per-package on-call pickup charge. Pickup charges do not apply if you drop off your package at a FedEx shipping location, All FedEx shipments must be prepared using an automated shipping solution. If you do not have a regularly scheduled FedEx Ground pickup, the FedEx Ground pickup needs to be scheduled one day in advance.

FedEx Express

Use FedEx Express® for time-sensitive shipments using the Bill Recipient billing option and via the specific Express Shipping method requested or approved by your Buyer, in writing, or as stated on your purchase order. A charge applies when you request a pickup, including requests made using FedEx automated shipping solutions or by calling 1.800.GoFedEx 1.800.463.3339 (say “schedule a pickup”). The charge is itemized separately on your invoice. If you pay by cash (which is not accepted at all pickup locations), check, money order or credit card, the charge will be collected when you tender the package. This charge does not apply if you drop off your package at a FedEx shipping location or if you have regular scheduled pickup.

For more information about FedEx services, including account setup, shipping supplies and electronic shipping solutions, please contact FedEx New Account Services at 1.800.GoFedEx 1.800.463.3339 and say “new account setup.”

Please follow the routing instructions below for fulfillment of MRFM drop-ship Purchase Orders requiring LTL service.

LTL shipments are those with an aggregate weight up to 150 lbs. Parcel shipments exceeding standard specs (i.e., greater than 130”, length + girth) should also be routed as LTL.

Exhibit B to Master Retailer Agreement